Wing Yip Food Holdings Group Limited

March 6, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ernest Greene
Kevin Woody
Erin Donahue
Erin Purnell

Re:	Wing Yip Food Holdings Group Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted January 23, 2024
CIK No. 0001999860

Ladies and Gentlemen:

This letter is in response to the letter dated February 5, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Wing Yip Food Holdings Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 67

1. We have read your response and revised disclosures on page 67 to prior comment five. Please also revise your discussion on page 68 to provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the fiscal years ended December 31, 2022 and 2021.

In response to the Staff’s comments, we revised our disclosure on page 68 of the Registration Statement to provide a more informative discussion and analysis of cash flows from operating activities, for the fiscal years ended December 31, 2022 and 2021.

Compensation of Directors and Executive Officers, page 118

2. Please update your compensation information for the fiscal year ended December 31, 2023.

In response to the Staff’s comments, we revised our disclosure on page 118 of the Registration Statement to update the compensation information for the fiscal year ended December 31, 2023.

Financial Statements

Note 2. Summary of significant accounting policies

Revenue Recognition, page F-12

3. We have read your response and revised disclosures on pages F-12 and F-37 to prior comment nine. We note on page F-37 that your disclosures still indicate that "for each performance obligation satisfied at a point in time, the Company recognizes revenue at a point in time by measuring the progress toward complete satisfaction of that performance obligation." Please revise your disclosure to be consistent with your revenue recognition policy on page F-12.

In response to the Staff’s comments, we revised our disclosure on page F-37 of the Registration Statement to make the disclosure consistent with the revenue recognition policy on F-12.

General

4. We note your disclosure that on November 30, 2023, you submitted the filing report and related materials to the CSRC. Please continue to update your disclosure with regard to the status of the CSRC review.

In response to the Staff’s comments, we revised our disclosure on the cover page, pages 6 and 25 of the Registration Statement to update our disclosure with regard to the status of the CSRC review.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Tingfeng Wang
Name:	Tingfeng Wang
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC